June 15, 2006

VIA EDGAR AND FEDEX

Karen J. Garnett
Jeffrey A. Shady
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Extra Space Storage Inc.
Amendment No. 1 to Registration Statement on Form S-3
Registration No. 333-133407
Filed on June 13, 2006

Dear Ms. Garnett and Mr. Shady:

        Enclosed for your review is a marked copy of Amendment No. 2 to the Registration Statement (the "Registration Statement") on Form S-3 (Registration No. 333-133407), which was filed today by Extra Space Storage Inc. via EDGAR. As discussed with Mr. Shady, we have included the Item 512(a)(5)(ii) undertaking in this filing.

        We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Andrew Epstein

Andrew Epstein

Enclosures

cc:
Charles Allen
Steve Passey
Elizabeth McCarroll